June 8, 2000

Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Matlack Systems, Inc. and, under the date of January 13, 2000, we reported on the consolidated financial statements of Matlack Systems, Inc. and subsidiaries as of and for the years ended September 30, 1999 and 1998. On June 1, 2000, we resigned. We have read Matlack Systems, Inc.'s statements included under Item 4 of its Form 8-K dated June 8, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Matlack Systems, Inc.'s statements included in the last paragraph of Item 4C and
Item 4F.

Very truly yours,



KPMG LLP